North American Palladium Completes C$43 Million Offering of
Convertible Debentures

Toronto, Ontario, July 31, 2012 – North American Palladium Ltd. (“NAP” or the “Company”) (TSX: PDL) (NYSE MKT: PAL) today announced the completion of its previously announced offering of convertible debentures through which the Company sold, on a bought deal basis, 43,000 convertible unsecured subordinated debentures (the “Debentures”) of NAP at a price of C$1,000 per Debenture, for total gross proceeds of C$43 million (the “Offering”). The Underwriters have been granted an option to purchase up to an additional 15% of the Offering, exercisable in whole or in part, at any time up to 30 days following the date hereof.

The net proceeds from the Offering will be used for the Company’s mine expansion expenditures at its Lac des Iles palladium mine and for general corporate purposes.

The Debentures will mature on September 30, 2017 (the “Maturity Date”), unless redeemed earlier, and will bear interest, calculated and payable semi-annually in arrears on March 31 and September 30 of each year, at a rate of 6.15% per year. The Debentures will be convertible at the holder’s option into common shares (“Common Shares”) of the Company at any time prior to the close of business on the earlier of: (i) the business day immediately preceding the Maturity Date, (ii) the business day immediately preceding the date fixed for redemption of the Debentures, and (iii) if being repurchased on a “change of control”, on the business day immediately preceding the payment date, at a conversion price of C$2.90 per Common Share (the “Conversion Price”).

The Debentures will rank subordinate in right of payment of principal and interest to all present and future senior secured obligations of the Company and will rank pari-passu to all present and future unsecured indebtedness. The Debentures were offered (i) in Canada by way of short form prospectus in all provinces of Canada, (ii) in the United States and to, or for the account or benefit of, U.S. persons, to "qualified institutional buyers" as defined in Rule 144A under the U.S. Securities Act of 1933, as amended, and (iii) in such other jurisdictions as agreed upon by the Company and the Underwriters.

The securities have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons absent registration or an applicable exemption from the registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy the securities in the United States.

Forward-Looking Information

Certain information in this news release relating to North American Palladium Ltd. is forward looking and related to anticipated events and strategies. When used in this context, words such as “will”, “anticipate”, “believe”, “plan”, “intend”, “target” and “expect” or similar words suggest future outcomes. By their nature, such statements are subject to significant risks and uncertainties, which include, but are not limited to, regulatory and government decisions, economic conditions, and availability and cost of financing.

Readers are cautioned not to place undue reliance on forward-looking statements as actual results could differ materially from the plans, expectations, estimates or intentions expressed in the forward-looking statements. Except as required by law, North American Palladium Ltd. disclaims any intention and assumes no obligation to update any forward-looking statement even if new information becomes available, as a result of future events or for any other reason.

For further information please contact:

Camilla Bartosiewicz

Director, Investor Relations and Corporate Communications

Telephone: 416-360-7374

Email: camilla@nap.com

www.nap.com